                       February 18, 2014

Tia L. Jenkins

c/o Rufus Decker

United States Securities Exchange Commission

Washington, D.C.

20549

Dear Ms. Jenkins

Re: BluForest Inc. Form 10K Filed December 31, 2012; Filed March 18, 2013; File No. 000-53614

1.

We note the current reports disclosing corporate actions such as reverse splits and changes to your authorized shares (e.g., on February 6, 2012 and June 9, 2011).  We are unable to locate information statements filed with respect to such corporate actions. With a view to revised disclosure regarding such actions, please advise us and confirm that for future corporate actions you will file information statements as required by Rule 14c-2 of the Exchange Act.

This was an oversight on the Edgar filers part and will be rectified promptly. We do acknowledge that for future corporate actions BluForest Inc. will file information statements as required by Rule 14c-2 of the Exchange Act as required.

2.

We note that the February 2012 ORE Acquisition Agreement filed on February 22, 2012 designates Mr. Charlie Miller for notices to ORE.  Please advise if this is a related party and provide Item 404 disclosure as appropriate.

A transaction between Oceanview Real Estate (“ORE”), a private company registered in Ecuador and GGRI to acquire the Hacienda Juval was initiated, but as detailed in public filings was not successful, due to a title issue surrounding the land. Mr. Miller was the contact for ORE and was the General Manager.

3.

Please provide us with a detailed analysis of the relationship between the parties involved in this transaction (Bluforest, Global Environmental Investments Limited and Fundacion Nelson Velasco Aguirre).

Charlie Miller is a Canadian businessman who has had experience working in Ecuador, and has resided there since 2007.  Throughout his business dealings in Ecuador and elsewhere, Mr. Miller has been introduced to a significant number of business people.  Amongst the business contacts that he made were: Doug Andrews, Edward Cunningham,

Copyright © 2012 BluForest Inc. – This letter and all enclosures are confidential and are intended only for the person(s) or organization(s) named above. If you are not the intended recipient of this message, you are prohibited from disseminating, distributing, disclosing, reading, reproducing or otherwise using this communication. If you have received this communication in error, please notify the sender and shred all records of correspondence.

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Larry Ramming, Michael McCarthy, Neil Ward, Fred Nikoo, Sergio Delgado, Jim Can, Mauricio Guillin, and others, all of whom figure in the acquisition of the Hacienda Juval by BLUF.In 2010 Mr. Miller was introduced to Mauricio Guillin, a  form of business broker who is from Ecuador and who was aware of certain lands [The Hacienda Juval] located in Ecuador.  From a series of discussions, Mr. Miller learned that the lands in question were under the control of a Foundation [Fundacion Nelson Velasco Aguirre – NVA].  An Ecuadorian lawyer, Dr. Sergio Delgado of Delgado Munoz Orellana & Tuchie, Quito Ecuador identified that he represented the Foundation. Negotiations to acquire the lands commenced but did not conclude with any agreement.

The relationships between BLUF and Mr. Miller arose from an introduction with Mr. Doug Andrews, who had been exploring a series of business opportunities with Charlie Miller in various renewable energy sources.  This included bio-diesel fuelled electrical technology, fuel cell technology and geothermal advances.

Jim Can of Calgary, Canada had met Doug Andrews in fall, 2011 to discuss a wind power project as Mr. Andrews related that an entity he owned had rights to create wind farms in Western USA and needed financing.  Mr. Can had agreed to see about possibly raising capital for Mr. Andrews’ projects.  In doing so, Mr. Can advised that he was aware of persons who had access to a publicly listed company looking to change management and business directions through a reverse takeover.  Ultimately, no business was ever completed between Mr. Can and Mr. Andrews in 2011 in the wind power industry but they discussed other business prospects on an infrequent basis thereafter.

Doug Andrews advised Jim Can in January, 2012 that he had in 2011 met with various market participants in the Carbon trading market in London, UK such as Neil Ward, who was the CEO of Sustainable Economics Limited.  One of those he also met with was Charlie Miller, who Mr. Andrews explained had been in the UK and was seeking to set up a form of carbon trading business. At the time Mr. Miller had an associate, Edward Cunningham, who had committed to finding financing for that proposed carbon trading business in 2011.  Mr. Cunningham’s efforts (through his company Inter-Credit) were not successful and their relationship ended.

Around the end of January, 2012 Doug Andrews identified to Jim Can the carbon trading platform based on a $500 million asset that he reported had been appraised by a third party.  Doug Andrews agreed to serve as a director of the public company, and it was contemplated that a contact of Jim Can, Branislav Jovanovic of Calgary, Canada who was the President and controlling shareholder of Greenwood Gold Resources Inc. (“GGRI”) a listed company, might be willing to execute a change of its management and business model if the parties came to terms.

Copyright © 2012 BluForest Inc. – This letter and all enclosures are confidential and are intended only for the person(s) or organization(s) named above. If you are not the intended recipient of this message, you are prohibited from disseminating, distributing, disclosing, reading, reproducing or otherwise using this communication. If you have received this communication in error, please notify the sender and shred all records of correspondence.

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In early February, 2012 Mr. Jovanovic discussed with Mr. Can, and Mr. Andrews, that he was willing to resign his position provided outstanding wages would be settled by the new management.  It was contemplated that both Mr. Miller and Mr. Andrews, amongst others would become directors or officers of GGRI but ultimately only Mr. Miller assumed a formal role with the company. As the company has already disclosed, Doug Andrews was to be provided certain amounts and shares due to his introductions of the company to Charlie Miller.

A transaction between Oceanview Real Estate (“ORE”), a private company registered in Ecuador and GGRI to acquire the Hacienda Juval was initiated, but as detailed in public filings was not successful, due to a title issue surrounding the land.

On / about mid-March, 2012 Mr. Michael McCarthy, on behalf of Global Environmental Investments Limited a Belize Corporation (GEIL), related he had secured control of the Fundacion Nelson Aguirre through the form of a Voting Trust Agreement and thereby, effective control of the Hacienda Juval.  Mr. McCarthy came forward to GGRI with a business opportunity to execute a transaction, the details of which are disclosed in BLUF public filings. Mr. McCarthy came forward with that business proposal as he had discovered weeks before that ORE would experience problems delivering title to GGRI as per the explicit conditions of the transaction.

As explained, BLUF (then known as GGRI) and its management (Mr. Jovanovic) had relationships with Doug Andrews and through him, to the many others as set out above. The business arrangements and connections between Mr. Miller and those in Ecuador have formed over several years and involve numerous persons across different industries.

4.

Please provide a detail of the officers and Board of Directors of Bluforest prior to the purchase acquisition agreement.

Branislav Jovanovic (Greenwood Gold Resources)

Gary Alexander (Greenwood Gold Resources)

Charles Miller

5.

Please provide a detail of the officers and Board of Directors of Bluforest subsequent to the purchase acquisition agreement.

Charles Miller – Director

James Donihee – Director (resigned)

John Shimell – Director (resigned)

Amanda Miller – Officer (resigned)

6.

It appears from your disclosure that 75% of the total issued and outstanding shares of common stock were transferred to Global Environmental Investments Limited in exchange for the right to the property. Please provide us with a detailed discussion of how you considered this “change in control” when accounting for this transaction as a business combination.

a.

We note that you have recorded an asset with a value of $173,875,000, but the shares to be exchanged for the acquisition of that asset remain in escrow as of December 31, 2012 until the definitive transfer of the property occurs.  We further note that as of September 30, 2013, per the Form 10-Q filed November 18, 2013, it appears that the definitive transfer has not occurred.  Please provided us with a detailed discussion to support your accounting treatment and valuation of the asset based on an acquisition agreement that does not appear to have been consummated and cite the specific authoritative literature you utilized to support your accounting treatment.

Please note that we did not record the acquisition agreement with Global Environmental Investments Limited as a reverse merger.  The reverse merger mentioned in the Form 10-K was the merger between BluForest and Greenwood Gold which occurred earlier in March.

Reverse Merger Treatment

When one company is purchased by another company then ends up controlling and managing the other company, this is normally called a reverse merger.  The FASB Codification defines a reverse merger as - An acquisition in which the entity that issues securities (the legal acquirer) is identified as the acquiree for accounting purposes based on the guidance in paragraphs 805-10-55-11 through 55-15. The entity whose equity interests are acquired (the legal acquiree) must be the acquirer for accounting purposes for the transaction to be considered a reverse acquisition.

In a reverse merger the assets acquired are brought up to fair market value but may be increased proportionally based on the value of the original company and the amount of the original company acquired in the equity transaction.

In the NVA purchase, the acquirer (seller) ended up with 75% of the outstanding stock of BluForest, Inc. and this transaction could have been considered as a reverse merger, thereby limiting the recorded value of the assets acquired.

Two facts of the case place doubt that a reverse merger is the proper treatment.

Copyright © 2012 BluForest Inc. – This letter and all enclosures are confidential and are intended only for the person(s) or organization(s) named above. If you are not the intended recipient of this message, you are prohibited from disseminating, distributing, disclosing, reading, reproducing or otherwise using this communication. If you have received this communication in error, please notify the sender and shred all records of correspondence.

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The scope limitations of section 805 specify that the reverse merger rules do not apply to an acquisition of an asset or a group of assets that does not constitute a business or a nonprofit activity.

A business is described as an integrated set of activities and assets that is capable of being conducted and managed for the purpose of providing a return in the form of dividends, lower costs, or other economic benefits directly to investors or other owners, members, or participants.

Further guidance states - A business consists of inputs and processes applied to those inputs that have the ability to create outputs. Although businesses usually have outputs, outputs are not required for an integrated set to qualify as a business. The three elements of a business are defined as follows:

a. Input. Any economic resource that creates, or has the ability to create, outputs when one or more processes are applied to it. Examples include long-lived assets (including intangible assets or rights to use long-lived assets), intellectual property, the ability to obtain access to necessary materials or rights, and employees.

b. Process. Any system, standard, protocol, convention, or rule that when applied to an input or inputs, creates or has the ability to create outputs. Examples include strategic management processes, operational processes, and resource management processes. These processes typically are documented, but an organized workforce having the necessary skills and experience following rules and conventions may provide the necessary processes that are capable of being applied to inputs to create outputs. Accounting, billing, payroll, and other administrative systems typically are not processes used to create outputs.

c. Output. The result of inputs and processes applied to those inputs that provide or have the ability to provide a return in the form of dividends, lower costs, or other economic benefits directly to investors or other owners, members, or participants.

Standard 55-5 To be capable of being conducted and managed for the purposes defined, an integrated set of activities and assets requires two essential elements—inputs and processes applied to those inputs, which together are or will be used to create outputs. However, a business need not include all of the inputs or processes that the seller used in operating that business if market participants are capable of acquiring the business and continuing to produce outputs, for example, by integrating the business with their own inputs and processes.

Standard 55-6 The nature of the elements of a business varies by industry and by the structure of an entity’s operations (activities), including the entity’s stage of development. Established businesses often have many different types of inputs, processes, and outputs, whereas new businesses often have few inputs and processes and sometimes only a single output (product). Nearly all businesses also have liabilities, but a business need not have liabilities.

Standard Code Links 55-7 An integrated set of activities and assets in the development stage might not have outputs. If not, the acquirer should consider other factors to determine whether the set is a business. Those factors include, but are not limited to, whether the set:

a. Has begun planned principal activities

b. Has employees, intellectual property, and other inputs and processes that could be applied to those inputs

c. Is pursuing a plan to produce outputs

d. Will be able to obtain access to customers that will purchase the outputs.

Not all of those factors need to be present for a particular integrated set of activities and assets in the development stage to qualify as a business.

Standard 55-8 Determining whether a particular set of assets and activities is a business should be based on whether the integrated set is capable of being conducted and managed as a business by a market participant. Thus, in evaluating whether a particular set is a business, it is not relevant whether a seller operated the set as a business or whether the acquirer intends to operate the set as a business.

Standard 55-9 In the absence of evidence to the contrary, a particular set of assets and activities in which goodwill is present shall be presumed to be a business. However, a business need not have goodwill.

In the NVA purchase, BluForest gave stock to GEIL to buy the rights to control the property through a “Voting Rights Agreement”.  GEIL had only acquired those rights 14 days earlier.  GEIL’s only activity was to offer the rights to BluForest.

a.

GEIL had not begun any planned principal activities to use the land.

b.

GEIL did not have employees pursuing inputs or outputs from the land.

c.

GEIL was not pursuing a plan of obtaining outputs from the land

d.

GEIL was not looking to obtain customers for the output from the land.

We did not believe that the purchase met the definition of a business.   Also, no goodwill was recorded in the transaction.  Although the purchase consideration was in excess of the fair value of the assets acquired, the excess was considered an impairment and not goodwill, because the purchase was considered an asset purchase only.

In a reverse merger, the FASB has defined a set of criteria to determine who is the accounting acquirer and therefore controls the transaction.

Paragraph 805-10-25-5 provides that the guidance in the General Subsections of Subtopic  related to determining the existence of a controlling financial interest shall  be used to identify the acquirer in a business combination, except when a variable interest entity (VIE) is acquired. If a business combination has occurred but applying that guidance does not clearly indicate which of the combining entities is the acquirer, paragraph 805-10-25-5 requires the factors in paragraphs 805-10-55-11 through 55-15 to be considered in making that determination.

Copyright © 2012 BluForest Inc. – This letter and all enclosures are confidential and are intended only for the person(s) or organization(s) named above. If you are not the intended recipient of this message, you are prohibited from disseminating, distributing, disclosing, reading, reproducing or otherwise using this communication. If you have received this communication in error, please notify the sender and shred all records of correspondence.

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PPCWG&L AnalysisStandardCode LinksExpl 55-11 In a business combination effected primarily by transferring cash or other assets or by incurring liabilities, the acquirer usually is the entity that transfers the cash or other assets or incurs the liabilities.

WG&L AnalysisStandard 55-12 In a business combination effected primarily by exchanging equity interests, the acquirer usually is the entity that issues its equity interests. However, in some business combinations, commonly called reverse acquisitions, the issuing entity is the acquiree. Subtopic  provides guidance on accounting for reverse acquisitions. Other pertinent facts and circumstances also shall be considered in identifying the acquirer in a business combination effected by exchanging equity interests, including the following:

a. The relative voting rights in the combined entity after the business combination. The acquirer usually is the combining entity whose owners as a group retain or receive the largest portion of the voting rights in the combined entity. In determining which group of owners retains or receives the largest portion of the voting rights, an entity shall consider the existence of any unusual or special voting arrangements and options, warrants, or convertible securities.

b. The existence of a large minority voting interest in the combined entity if no other owner or organized group of owners has a significant voting interest. The acquirer usually is the combining entity whose single owner or organized group of owners holds the largest minority voting interest in the combined entity.

c. The composition of the governing body of the combined entity. The acquirer usually is the combining entity whose owners have the ability to elect or appoint or to remove a majority of the members of the governing body of the combined entity.

d. The composition of the senior management of the combined entity. The acquirer usually is the combining entity whose former management dominates the management of the combined entity.

e. The terms of the exchange of equity interests. The acquirer usually is the combining entity that pays a premium over the precombination fair value of the equity interests of the other combining entity or entities.

Standard 55-13 The acquirer usually is the combining entity whose relative size (measured in, for example, assets, revenues, or earnings) is significantly larger than that of the other combining entity or entities.

Standard 55-14 In a business combination involving more than two entities, determining the acquirer shall include a consideration of, among other things, which of the combining entities initiated the combination, as well as the relative size of the combining entities, as discussed in the preceding paragraph.

WG&L AnalysisStandard 55-15 A new entity formed to effect a business combination is not necessarily the acquirer. If a new entity is formed to issue equity interests to effect a business combination, one of the combining entities that existed before the business combination shall be identified as the acquirer by applying the guidance in paragraphs 805-10-55-10 through 55-14. In contrast, a new entity that transfers cash or other assets or incurs liabilities as consideration may be the acquirer.

If the NVA purchase had been a business, the determination of the accounting acquirer would be a close call.

•

Based on voting rights, GEIL obtained 75 % of the outstanding stock and would have been controlled any vote by shareholders.  By year end GEIL was a minor owner in the company based on stock ownership.

•

North American investments had the second largest voting block and was a  large minority interest.  North American Investments has an affiliation with Mr. Charles Miller.  By year end, Charles Miller constructively held 32% of the voting stock, which was the largest block.

•

The Composition of the board was Charles Miller, who was unrelated to GEIL.  Mr Miller had just received his appointment for a year and no vote was scheduled.

•

Senior management was comprised of Charles Miller, CEO, Jim Donihee, President and John Shimell.  These were appointees of Charles Miller and ran the company before the acquisition and after.

•

Based on the terms of the equity agreement, BluForest paid a premium over the fair value of the assets acquired.

Three out of the five factors point to BluForest being the accounting acquirer.  GEIL never had any intention to control or run the business.  They acquired valuable rights and sold to a company that had plans for them.  The operations of GEIL were never part of the deal; only the rights over the voting trust.

BluForest had tried to purchase rights over the land in February 2012.  They were unsuccessful but GEIL found a way to obtain the rights through the “Voting Trust Agreement”.  Therefore, GEIL stepped in as a middleman to a transaction initiated by BluForest.  GEIL never planned to use the rights or be a business partner in the venture.

Based on the factors mentioned above we do not believe that a reverse merger presentation is appropriate for the transaction.  First, because the assets acquired were not a business, and second because the seller did not continue to run the assets as a business.

7.

Please provide us with a detailed discussion of how you determined a fair market value of $240 for your common stock value at the date of the transaction and cite the  specific authoritative literature you utilized to support your accounting treatment, particularly considering that as part of this acquisition agreement you paid $60,000 of outstanding debt with 833,333 shares of common stock resulting in a stock value of approximately $0.07 per share.

Discount on consideration given.  (Pre-split amounts)

We considered the use of a valuation allowance on the value of the stock given for the NVA purchase as a ways to reduce the recorded value of the assets acquired.  We note that the stock of Greenwood Gold Resources, Inc. had been listed on the bulletin boards for several years.  The initial public offering was made on a Form S-1 that was effective in August 2008.  The stock never drew large trading volume but had activity every week.  Immediately after the reverse split in late March 21012 there were two trades at $8.00.  Previous trades had been at $3.60 and subsequent trades were at $6.50 per share.  We considered using the average of recent trades, but did not find any justification for using an average.  The agreement does not mention a dollar value of average stock price.  The consideration was 75,000,000 shares of common stock and normal SEC rules require the Company to value them as of the date of the transaction.

BC5. In the Accounting Standards Update No. 2011-04, Fair Value Measurement (Topic 820): Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs, the FASB and the International Accounting Standards Board (Boards) decided to prohibit the application of blockage factors for fair value measurements at all levels of the fair value hierarchy. A blockage factor is a premium or discount applied in measuring the value of a security to reflect the impact on the quoted price of selling a large block of the security or other financial instruments at one time. That is, the blockage factor adjusts the value of the security because a market's normal daily trading volume is not sufficient to absorb the quantity held by the reporting entity, and selling the position in a single transaction might affect the quoted price of the security.

Copyright © 2012 BluForest Inc. – This letter and all enclosures are confidential and are intended only for the person(s) or organization(s) named above. If you are not the intended recipient of this message, you are prohibited from disseminating, distributing, disclosing, reading, reproducing or otherwise using this communication. If you have received this communication in error, please notify the sender and shred all records of correspondence.

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We also note SEC guidance - If the registrant's common stock is traded in a public market, the Staff believes that the quoted market price is the best measure of the common stock's fair value and that the quoted market price should not be adjusted to reflect transferability restrictions, large block factors, avoided underwriters' fees, or time value discounts, because of the difficulty in measuring those factors objectively

The consideration given to settle the $60,000 debt was also recorded at the market price ($200,000,000) based on the above principles.

Conclusion

We evaluated several alternative methods of valuing the NVA purchase and decided that the most appropriate method was to start with the value of the consideration given, since this a publicly traded company with a market for its stock, then impair the value of the asset down to its independently determined value.  The outright purchase of the Ecuador Farms, property (2), for stock reinforces the first purchase at the market price for the stock.  Both the asset value and the number of stock were defined in the document and a second independent valuation confirmed the underlying asset value that approximately equaled the value of the stock given.

8.

Please advise us why you have not filed the March 15, 2012 Mainland Consultant Agreement referenced on page F-14, the March 16, 2012 Voting Trust Agreement referenced on page 6, the November 12, 2012 and December 24, 2012 Certified Emission Reductions Pre-sale and Purchase Agreements referenced on page F-16, or the land purchase agreements referenced on page 6.  Please refer to Item 601(b)(10) of Regulation S-K.

This was an oversight on the Edgar filers part and will be rectified promptly. We do acknowledge that for future corporate actions BluForest Inc. will file information statements as required by Rule 14c-2 of the Exchange Act as required.

Copyright © 2012 BluForest Inc. – This letter and all enclosures are confidential and are intended only for the person(s) or organization(s) named above. If you are not the intended recipient of this message, you are prohibited from disseminating, distributing, disclosing, reading, reproducing or otherwise using this communication. If you have received this communication in error, please notify the sender and shred all records of correspondence.

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BluForest Inc understands and affirms that the company is responsible for the adequacy and accuracy of the disclosure in the filing; that staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and that the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely, BluForest Inc.

Charles Miller CEO

Copyright © 2012 BluForest Inc. – This letter and all enclosures are confidential and are intended only for the person(s) or organization(s) named above. If you are not the intended recipient of this message, you are prohibited from disseminating, distributing, disclosing, reading, reproducing or otherwise using this communication. If you have received this communication in error, please notify the sender and shred all records of correspondence.

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